QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2017 AND 2016

Unaudited

(Expressed in Canadian Dollars, unless otherwise stated)

Notice to Readers

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Balance Sheets
(Unaudited – Expressed in Canadian Dollars)

	January 31	July 31
	2016	2016

ASSETS

Current assets
Cash and cash equivalents	$245,047	$306,398
Amounts receivable and other assets (note 3)	18,685	6,769
	263,732	313,167

Mineral property interests (note 4)	1	1

Total assets	$263,733	$313,168

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
Amounts payable	$856	$1,107
Due to a related party (note 6(b))	3,236,627	3,178,443
	3,237,483	3,179,550

Total liabilities	3,237,483	3,179,550

Shareholders' deficiency
Share capital (note 5(a))	26,090,118	26,090,118
Reserves	592,011	592,011
Accumulated deficit	(29,655,879)	(29,548,511)
Total shareholders' deficiency	(2,973,750)	(2,866,382)

Total liabilities and shareholders' deficiency	$263,733	$313,168

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these condensed interim consolidated financial statemen

/s/ Gordon Fretwell	/s/ Ronald W. Thiessen

Gordon Fretwell	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited – Expressed in Canadian Dollars)

	Three months ended January 31,		Six months ended January 31,
	2017	2016	2017	2016

General and administration expenses
Legal, accounting and audit	3,840	3,325	23,935	28,238
Office and miscellaneous (note 7)	34,804	86,623	76,020	175,106
Regulatory, trust and filing	1,495	6,066	7,680	10,175
	(40,139)	(96,014)	(107,635)	(213,519)

Interest income	484	567	1,145	1,534
Interest expense	–	(6,268)	–	(15,947)
Foreign exchange loss	(33)	–	(878)	–
Loss and comprehensive loss	$(39,688)	$(101,715)	$(107,368)	$(227,932)

Basic and diluted income (loss) per common share	$–	$–	$–	$(0.01)

Weighted average number of common shares outstanding (basic and dilutive)	29,299,513	27,299,513	29,299,513	27,299,513

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Statement of Changes in Shareholders' Deficiency
(Unaudited – Expressed in Canadian Dollars)

	Share Capital		Reserves
			Equity-settled		Total
	Number of		share-based	Accumulated	shareholders'
	shares	Amount	payments	deficit	deficiency
Balance at August 1, 2015	27,299,513	$26,050,118	$592,011	$(29,641,060)	$(2,998,931)
Income for the period	–	–	–	(227,932)	(227,932)
Balance at January 31, 2016	27,299,513	$26,050,118	$592,011	$(29,868,992)	$(3,226,863)

Balance at August 1, 2016	29,299,513	$26,090,118	592,011	(29,548,511)	(2,866,382)
Loss for the period	–	–	–	(107,368)	(107,368)
Balance at January 31, 2017	29,299,513	$26,090,118	$592,011	$(29,655,879)	$(2,973,750)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited – Expressed in Canadian Dollars)

	Six months ended January 31,
	2017	2016
Cash flows from operating activities:
Loss for the period	$(107,368)	$(227,932)
Adjusted for:
Interest income	(1,145)	(1,534)
Interest expense	–	15,947
Changes in non-cash working capital items:
Amounts receivable and other assets - current	(11,916)	(6,366)
Amounts payable and other liabilities	(251)	(1,742)
Due to a related party	58,184	136,365
Net cash used in operating activities	(62,496)	(85,262)

Cash flows from investing activities:
Interest received	1,145	1,534
Net cash provided by investing activities	1,145	1,534

Cash flows from financing activities:
Interest paid on convertible debenture	–	(15,947)
Net cash used in financing activities	–	(15,947)

Increase (decrease) in cash	(61,351)	(99,675)
Cash, beginning of period	306,398	461,986
Cash, end of period	$245,047	$362,311

The accompanying notes are an integral part of these condensed interim consolidated financial state

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2017 and 2016
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These condensed interim consolidated financial statements (the "Financial Statements") of the Company as at and for the three and six months ended January 31, 2017 include Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at January 31, 2017, the Company had cash of $245,047, a working capital deficit, and negative net assets. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, the ability to obtain the necessary permits to mine, and the future profitable production of any mine.

These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

Substantially all of the Company’s liabilities at January 31, 2017 were payable to Hunter Dickinson Services Inc. ("HDSI"), a related party with whom the Company has reached a debt settlement agreement (note 6(b)).

Additional debt or equity financing will be required to fund acquisition, exploration and development of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB") and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards ("IFRS") for annual financial statements.

The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual consolidated financial statements which are filed on the Company's profile on SEDAR at www.sedar.com. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended July 31, 2016. Results for the period ended January 31, 2017 are not necessarily indicative of future results.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2017 and 2016
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Issuance of these Financial Statements was authorized by the Company’s Board of Directors on February 27, 2017.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

(c)	Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 involved use of judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2016.

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated upon consolidation.

At January 31, 2017 and July 31, 2016 the Company held an ownership interest in the following subsidiary:

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2017 and 2016
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity
Wavecrest Resources Inc.	Delaware	100%	Holding company

(e)	Changes in accounting policies and new accounting pronouncements

New standards and interpretations issued by IASB, or modification of existing standards, applicable during the current period do not have material impact on these Financial Statements.

3.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	January 31,
	2017	July 31, 2016
Current:
Sales tax receivable	$1,371	$4,525
Prepaid insurance	17,314	2,244
Total	$18,685	$6,769

4.	MINERAL PROPERTY INTERESTS

	January 31,
	2017	July 31, 2016
Angel's Camp royalty	$1	$1

Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon.

The royalty has been recorded at a nominal amount of $1.

5.	CAPITAL AND RESERVES

(a)	Authorized share capital

At January 31, 2017, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2017 and 2016
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)	Equity-settled share-based payments

The following summarizes the changes in the Company's share purchase options for six months ended January 31, 2017 and 2016:

Number of options with an exercise price of $0.45	Six months ended January 31
	2017	2016
Options outstanding at beginning of period	768,000	828,000
	–
Forfeited during the period		(60,000)
	(768,000)
Expired during the period		–

	–	768,000

6.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The Company compensated key management personnel as follows:

	Three months ended		Six months ended
	January 31		January 31
	2017	2016	2017	2016
Short-term employee benefits, including salaries and directors fees	$10,000	$30,000	$22,000	$63,000

Short-term employee benefits include salaries, director’s fees and amounts paid to HDSI (note 6(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company.

(b)	Entities with Significant Influence over the Company

The Company's management believes that Hunter Dickinson Services Inc. ("HDSI"), a private entity, has the power to participate in the financial or operating policies of the Company. Scott Cousens, Robert Dickinson, and Ronald Thiessen, are directors of both the Company and HDSI. Michael Lee and Trevor Thomas are officers of the Company and are employees of HDSI.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended January 31, 2017 and 2016
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Pursuant to a management agreement between the Company and HDSI, dated July 2, 2010, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from HDSI. These services are provided based on annually set rates. HDSI also incurs third party costs on behalf of the Company on full-cost recovery basis.

Transactions with HDSI parties were as follows:

	Three months ended		Six months ended
	January 31		January 31
	2017	2016	2017	2016
Services received based on management services agreement	$22,000	$58,000	$51,000	$115,000
Reimbursement of third party expenses paid	3,000	7,000	19,000	30,000

Outstanding balances were as follows:

	October 31,
	2016	July 31, 2016
Balance payable to HDSI	$3,236,627	$3,178,443

In January 2016, the Company and HDSI reached an agreement whereby HDSI agreed to forgive the balance due to HDSI in the net amount of $3,086,089 if the Company completes the following:

•	make a cash payment of $180,207 to HDSI; and
•	issue 6 million shares to HDSI.

Completion of the settlement agreement with HDSI has been deferred and will occur at a mutually agreed date.

7.	EMPLOYEES BENEFIT EXPENSES

The amount of employees' salaries and benefits during the three months ended January 31, 2017 was $ 22,000 (2016 – $68,000) and during the six months ended January 31, 2017 was $51,000 (2016 – $134,000).

8.	OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada.